Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 4, 2011
Registration Statement No. 333-155522
PRICING TERM SHEET
4.875% Senior Unsecured Notes due February 1, 2021

Issuer:	Buckeye Partners, L.P.
Trade Date:	January 4, 2011
Expected Settlement Date:	January 13, 2011 (T + 7)
Principal Amount:	$650,000,000
Maturity Date:	February 1, 2021
Coupon:	4.875%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2011
Price to Public:	99.62% of principal amount
Net Proceeds:	$643,305,000 after deducting the underwriting discount
Benchmark Treasury:	2.625% due November 15, 2020
Benchmark Treasury Yield:	3.323%
Spread to Benchmark Treasury:	160 bps
Yield to Maturity:	4.923%
Make-Whole Call:	MW + 25 bps
Special Mandatory Redemption:	If the issuer’s acquisition of an 80% interest in
Bahamas Oil Refining Company International Limited is
not consummated on or prior to 5:00 p.m., New York
City time, on April 18, 2011, the issuer will be
required to redeem all of the notes then outstanding
at 101% of their aggregate principal amount, plus
accrued and unpaid interest from the date of initial
issuance to, but excluding, the date of redemption.
Optional Redemption:	At any time on or after the date that is three months
prior to their maturity date, the notes may be
redeemed, in whole or from time to time in part, at
the issuer’s option at par plus accrued and unpaid
interest thereon to, but excluding, the date of
redemption.
Revised and Completed Pro	In the Pro forma row of the table on pages S-7 and
Forma and Pro Forma As	S-13 of the preliminary prospectus supplement
Adjusted Ratio of Earnings	relating to the offering of the notes, the ratio of
to Fixed Charges.	earnings to fixed charges is 2.53 and 3.24 for the
year ended December 31, 2009 and for the nine months
ended September 30, 2010, respectively.
In the Pro forma as adjusted row of the table on
pages S-7 and S-13 of the preliminary prospectus
supplement relating to the offering of the notes, the
ratio of earnings to fixed charges is 2.05 and 2.82
for the year ended December 31, 2009 and for the nine
months ended September 30, 2010, respectively. In
the last sentence of footnote (1) to such table, If
Vopak were to exercise its tag right, and the issuer
were to finance the incremental purchase price of the
remaining 20% interest in FRBCH from Vopak with a
combination of additional term debt (at an assumed
interest rate equal to the interest rate on the
notes) and LP units and Class B units issued to Vopak
in an amount proportionate to the equity that will be
issued to First Reserve, the issuer’s pro forma as
adjusted ratio of earnings to fixed charges would be
1.98 and 2.76 for the year ended December 31, 2009
and for the nine months ended September 30, 2010,
respectively.

CUSIP:	118230 AJ0
ISIN:	US118230AJ01
Joint Book-Running Managers:	Barclays Capital Inc.
SunTrust Robinson Humphrey, Inc.
Co-Managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786